Strike Axe, Inc.

267 W. 1400 S., Suite 101

St. George, UT  84790

March 23, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Re:

Strike Axe, Inc.

Form 8-K

Filed December 6, 2011

File No. 000-53304

Dear Mr. McTiernan:

Strike Axe, Inc., (the “Company”), has received your comment letter dated January 4, 2012, (“comment letter”) pertaining to the above referenced Form 8-K.  Amendment No. 1 to the Form 8-K (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE:

We have revised our disclosure to identify the source for quantitative and qualitative data.  We have enclosed a copy of the source data.

Summary, page 1

2.

We note that Nutritional Concepts has entered into an agreement with Mega-pro Nutrition, Inc. to resell and distribute dietary supplements.  Further, we note that Nutritional Concepts has acquired the option to purchase Mega-pro Nutrition, Inc.  Please file these agreements as exhibits in accordance with item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements.

RESPONSE:

We have included the Distribution Agreement as an exhibit to the amended Form 8-K as requested.  Our option agreement expired so we have not included it as an exhibit. We revised our disclosure regarding the expired option and included disclosure that we are negotiating a new agreement with Mega Pro.

3.

Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval.  If you determined that shareholder approval was not required, please tell us your basis for such determination.

RESPONSE:

Shareholder approval was not required for the business combination.  As is reflected in the Share Exchange Agreement, the two companies, Strike Axe and Nutritional Concepts were neither merged nor consolidated. The Nutritional Concepts shareholders simply exchanged their shares for   common shares of Strike Axe, Inc.  Both companies are still in existence, have their separate tax ID number, etc.  Section 251 of the Delaware General Corporation Law is not applicable and therefore did not require shareholder approval of the transaction.  In Fidanque v. American Mamracaibl Co. 92 A2D 311 (Ch Ct 1952), the Court held that no merger occurs when one corporation acquires stock of another for its own stock, and both continue in operation.

Nutritional Concepts had each shareholder approve and execute the Share Exchange Agreement.

Description of Business, page 2

Overview, page 2

4.

Please disclose how many products you offer.

RESPONSE:

We have revised our disclosure to reflect our current product offering is ProFlex.

5.

In the “Our  Operations” section, please disclose that you have not yet generated any sales and that your operations have been limited to developing your business plan, marketing strategy, website and promotional and advertising materials as well as developing your Proflex products.  Similarly, in the “Sales” section please disclose that you have not generated any sales.

RESPONSE:

We have revised our disclosure to reflect our sales through November and to disclose our limited operations as requested.

6.

Please identify the third parties that you rely on to manufacture your products and your ingredients and file the agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements.

RESPONSE:

We have revised our disclosure to reflect our arrangement is to simply send a purchase order to a manufacturer.  We do not have formal agreements or contracts with any supplier, therefore we have no exhibit to file.  We have revised our disclosure to accurately disclose our supplier relationship and potential risk.

7.

Please provide more detailed disclosure regarding your anticipated acquisition of Mega-pro Nutrition and disclose how you intend to fund this acquisition.

REPSPONSE:

We have revised our disclosure regarding our anticipated purchase of Mega Pro assets and included disclosure as to how we intend to fund this purchase as requested.

8.

Please provide disclosure regarding the company you formed in the UK, as referenced on page 15.

RESPONSE:

We have expanded our disclosure as requested.  The UK entity was set up to facilitate merchant accounts making purchase of our products easier for our European customers.

Our Company, page 2

9.

We note that you have the rights to sell and distribute Mega Pro productions in the United States.  Please revise to clarify whether these rights are exclusive.

RESPONSE:

We have revised our disclosure to indicate the rights to sell and distribute Mega Pro products is non-exclusive.

Government Regulation, page 3

10.

Please define the acronym “GMP.”

RESPONSE:

We have defined GMP as Good Manufacturing Practice.

Research and Development, page 5

11.

We note your disclosure that product and research expenses were $0.  However, we note your disclosure on page 3 regarding Proflex and PureLife Cleanse, two products you developed.  In light of this, please advise how your expenses were $0.  Please expand your disclosure on page 14 to discuss these costs as appropriate.

RESPONSE:

We have revised this disclosure to show the amount spent on research and development though November 2011.  The Company’s officer developed two products prior to and during the initial months of the Company’s existence at his own expense.  The Company did not begin incurring costs to research and develop the products until after August 2011.

Intellectual Property, page 6

12.

Please disclose when you plan to apply for a trademark or patent in relation to your products.

RESPONSE:

We have revised our disclosure to indicate we will apply for trademark or patent protection if and when we complete our anticipated acquisition.

Competition, page 6

13.

We note your statement that you “believe that you compete favorably with other nutritional supplemental companies because of [your] financial stability, brand names, customer service, competitive pricing, sales and marketing support and quality of your product lines.”  We note that you currently have a net loss and have not generated any sales.  Please provide support for this statement or remove it.

RESPONSE:

We have revised our disclosure to eliminate this statement.

Risk Factors, page 6

14.

Your risk factor section includes risks that appear generic to any issuer or offering.  Please revise these risk factors to demonstrate risks specific to you.  Refer to Item 503(c) of Regulation S-K.

RESPONSE:

We have revised our risk factor section to eliminate generic risk factors.

15.

Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern.  In this risk factor, please describe this going concern opinion and how it impacts your business operations.  Additionally, please disclose the losses you have incurred and your net working capital deficiency.

RESPONSE:

We have added the requested risk factor regarding our ability to continue as a going concern.  We have disclosed our losses and net working capital deficiency.

16.

Please review your risk factors and revise to remove mitigating language.  We note, for example only, your risk factor on page 7 relating to your conflicts of interest.  Please revise your risk factors to discuss only the risk presented.  You may discuss mitigating factors elsewhere in the document.

RESPONSE:

We have revised our risk factors to eliminate any mitigating language.

We are dependent on third-party suppliers, page 8

17.

We note your disclosure that a considerable portion of your raw materials relates to your joint care category, which accounts for a significant amount of your total net sales.  Please revise, as we note that you have not generated any sales.

RESPONSE:

We have revised our disclosure to reflect our sales through November

2011 and believe the risk factor is appropriate.

If we lose key personnel, page 11

18.

We note your reference to significant employees in this risk factor.  On page 6, you state that you have no employees aside from your officers and directors.  Please advise or revise as appropriate to address this discrepancy.  To the extent you rely upon significant employees of third parties, please clarify this.  Additional, please ensure that you provide the disclosure required by Item 401(c) of Regulation S-K.

RESPONSE:

We have revised this disclosure to indicate our officers and directors.

Management’s Discussion and Analysis, page 14

Liquidity and Capital Resources, page 14

19.

We note your disclosure that you anticipate you will receive “sufficient advances from [your] president to meet [your] operations needs through the next 12 months.”  Please disclose the steps you have taken to determine whether he has the financial capability to finance your needs.  Please clarify whether you have a written agreement with your president.  If so, please file this as an exhibit in accordance with Item 601(b)(1) of Regulation S-K.

RESPONSE:

We have deleted this statement from our disclosure.

Directors and Executive Officer, page 17

20.

Please disclose the companies that Mr. Lelegren has provided business and accounting consulting services for during the past 5 years and the time period during which he provided services to each of those companies.  Please refer to Item 401 of Regulation S-K.

RESPONSE:

We have revised this disclosure accordingly.

Recent Sales of Unregistered Securities, page 20

21.

Please ensure that you provide all of the disclosure required by Item 3.02 of Form 8-K and Item 701 of Regulation S-K.  For example, please provide disclosure regarding the $70,000 stock sale discussed on page 14.

RESPONSE:

We have included disclosure regarding shares issued in Nutritional Concepts prior to the reorganization as well as disclosure on a recent option exercise.

Item 9.01 Financial statements, Pro Forma Financial Information and Exhibits

Note 5.  Intangible Assets, page 32

22.

We note that you have capitalized website developments costs.  Please tell us how you have accounted for costs incurred in the planning stage as well as costs incurred to input content.

RESPONSE:

Planning costs were expensed as incurred, in accordance with ASC 350-50.  The Company capitalized costs of development  following guidance for internal use software.  The input of content and ongoing maintenance and updates of content are expensed as incurred.

Item 8.  Related Party Transactions, page 32

23.

We note that in August 2011, you were granted the option to acquire Mega-pro Nutrition, Inc.  Please clarify what consideration, if any, was paid to acquire this option.  Also, tell us how you have accounted for the option in your financial statements.

RESPONSE:

There was no consideration paid for the option to acquire Mega Pro. Furthermore, we had no way to determine a positive or negative value attributable to the option, so no amounts were recognized in the financial statements. The option has expired.

24.

 Please tell us how you assessed the likelihood of acquiring Mega-pro Nutrition, Inc. and what consideration you gave to including financial statements of Mega-pro Nutrition, Inc. pursuant to Rule 8-04 of Regulation S-X.  In this regard, we note your disclosure on page 7 that this acquisition is anticipated.

RESPONSE:

Nutritional Concepts had received an offer from the owner of Mega-pro to sell his company and its assets to NCC for $1.5 million.  At the time of filing the 8K for the business combination of NCC and Strike Axe, we were still in the process of determining the details and feasibility of the acquisition.  Based on our desire to acquire and market these products we incorporated the possible acquisition in our business plan.  We did note on page 7 that the anticipated transaction was subject to raising enough money and that we could not give assurance that it would go as planned. The probability of completing the acquisition was contingent on being able to raise the money as well as being able to obtain audited financial statements of Mega-pro.  As the transaction was not considered “probable” at that point, we did not have a need nor the ability to include the financial statement of Mega-pro.  As mentioned above, the offer to acquire the company has expired and we are in the process of negotiating a new transaction with Mega-pro.

Unaudited Pro Forma Condensed Combined Balance Sheets, page 25

25.

Please tell us how you calculated the pro forma adjustments to additional paid in capital, stock subscriptions receivable, and deficit accumulated during the development stage in the pro forma balance sheets as of February 28 and August 31, 2011.

RESPONSE:

We are including the list of pro-forma journal entries with related explanations for the pro-forma financial statements as of February 28 and November 30, 2011.

Strike Axe, Inc.
Proforma Journal Entries

As of February 28, 2011		DR	CR
(a)	Additional PIC	110,212
	Accumulated Deficit		110,212
	(To eliminate SKAX accumulated deficit at recapitalization)

	Current liabilities	28,698
	Related party payable	2,764
	Additional PIC		31,462
	(to eliminate SKAX liabilities not assumed in recapitalization)

(b)	Stock subscriptions receivable	70,000
	Stock subscriptions receivable	35,000
	Common Stock		6,000
	Additional PIC		99,000
	(to record NCC subscriptions as prior to recapitalization)
	Common stock	6,171
	Additional PIC	7,067
	Additional PIC		6,171
	Subscriptions receivable		7,067
	(to reflect cancelled shares from Sullivan, Smith, and Snowtop)

	Common stock	15,131
	Additonal PIC		15,131
	(to record adjustment for par value change from $.001 in NCC to $.0001)

As of November 30, 2011

(a)	Additional PIC	133,110
	Accumulated Deficit		133,110
	(To eliminate SKAX accumulated deficit at recapitalization)

	Accounts payable	750
	Current liabilities	30,348
	Related party payable	3,012
	Additional PIC		34,110
	(to eliminate SKAX liabilities not assumed in recapitalization)

(b)
	Common stock	15,281
	Additonal PIC		15,281
	(to record adjustment for par value change from $.001 in NCC to $.0001)

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please notify me directly.

Very truly yours,

/s/ Shaun Sullivan

Shaun Sullivan

Chief Executive Officer

Nutrition Business Journal July 2011 Magazine: Issue Contents

nfm | deliciousliving | Nutrition Business Journal | engredea

Subscribe | About Us | Advertise | Press | Standards | RSS

Register or Log-in

BUSINESS EVENTS FOOD & BEVERAGE HEALTH BEAUTY INGREDIENTS SUPPLEMENTS LIFESTYLE FIND & COMPARE

WHAT'S next
Get a FREE copy of the
2012 Natural Products
Industry Analysis
DOWNLOAD

HOME > NUTRITION BUSINESS JOURNAL > MAGAZINE ISSUES > JUNE/JULY 2011: U.S. MARKET OVERVIEW ISSUE

Nutrition Business Journal STRATEGIC INFORMATION FOR THE NUTRITION INDUSTRY

June/July 2011: U.S. Market Overview Issue

Nutrition industry grows 6% to $117 billion in 2010 sales as growth rates for natural & organic foods nearly double those for functional foods and supplements. A rising tide of consumer distrust over science in the food supply points toward segmentation within the industry.

$299.99 Order Now

ARTICLE JUL. 5, 2011

Organic wins big in 2010, supplement sales more modest

Nutrition industry grows 6% to $117 billion in 2010 sales as growth rates for natural & organic foods nearly double those for functional foods and supplements. A rising tide of consumer distrust over science in the food supply points toward segmentation within the industry....More

ARTICLE JUL. 5, 2011

What's your biggest hope for NDI guidance? Your biggest fear? 1

Loren Israelsen with United Natural Products Alliance, Michael McGuffin from American Herbal Products Association, Mark LeDoux with Natural Alternatives International, Venable LLP's Todd Harrison, ZMC-USA's Scott Steinford and Steve Mister with Council for Responsible Nutrition discuss their biggest expectations for NDI guidance, along with their biggest fears....More

ARTICLE JUL. 5, 2011

Interesting collisions: Monsanto & GOED 3

Monsanto is a first-tier member of the Global Organization for EPA and DHA Omega- 3s (GOED). Is that surprising to you?...More

ARTICLE JUL. 5, 2011

10 years from now, what should the nutrition industry look like? 9

Nutrition Business Journal co-founder Thomas Aarts envisions an ideal future for the nutrition industry....More

ARTICLE JUL. 5, 2011

Supplement sales at Walmart down 4%, drug and club stores big winners in mass

Sluggish 2010 Walmart supplement sales temper overall mass channel....More

ARTICLE JUL. 5, 2011

Is toxicity the flipside of enhanced bioavailability?

With the rise of nanotechnology, could increased bioavailability pose risks of toxicity?...More

Upcoming Events

RSS

JUN 14 Natural Products Association MarketPlace
Las Vegas,, NV
Jun 14 - Jun 16 2012

JUL 24 NBJ Summit
Dana Point,, CA
Jul 24 - Jul 27 2012

AUG 23 Natural Products Expo Asia
Hong Kong,,
Aug 23 - Aug 25 2012

View All Events

Subscribe

Subscribe to Nutrition Business Journal's Monthly Publication

SUBSCRIBE

Past Issues

February 2012: Sports Nutrition & Weight Loss

Since its removal from military exchange...

January 2012: NBJ Achievement Awards & Executive Review Issue

November / December 2011: Global Nutrition Industry Overview Issue

October 2011: Natural & Organic Food & Beverage Issue

view all issues

http://newhope360.com/nutritio... 1